The Bank of New York Mellon / SBSD

CIK 0001878049

This Form SBSE-A/A filing makes the following changes:

Principals. The number of Principals changed from 20 to 21. The additions/deletions are:

- Removal of Emily Hope Portney
- Removal of Edmund Francis Kelly
- Removal of Samuel C Scott
- Addition of Jason Sloan Granet
- Addition of Sarah Louise McAvoy
- Addition of Dermot McDonogh
- Addition of Alejandro Perez

An updated Form 7R is also attached.

Inclusion of Supplemental Information

A 99.35 attachment provides supplemental information regarding the nature of the business arrangements for those entities listed in Questions 13A, 13B or 14.   The SBSE-A filing also includes two new firms added to 13A Section II. These two firms are NCC Group and NICE Engage.

Thank you. Rosemary Francavilla 212-815-4596